Exhibit 99.1

GENFIT Announces Revenues and Cash Position as of December 31, 2024

•	Cash and cash equivalents totaled €81.8 million as of December 31, 2024
•	Revenues amounted to €67.0 million as of December 31, 2024 including the €48.7 million milestone upon first sale of Ipsen’s Iqirvo® (elafibranor) in the U.S. for the treatment of Primary Biliary Cholangitis (PBC)

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), February 27, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced its cash position as of December 31, 2024 and revenues for 2024.

Cash Position

As of December 31, 2024, the Company’s cash and cash equivalents amounted to €81.8 million compared with €77.8 million as of December 31, 2023 and €96.0 million as of September 30, 2024.

In 2024, cash utilization is mainly the result of our research and development efforts in our ACLF franchise (notably VS-01, NTZ, SRT-015, CLM-022, and VS-02 HE), as well as GNS561 in cholangiocarcinoma (CCA). Cash utilization is offset notably by the €48.7 million milestone received in August 2024 (invoiced in June 2024) upon first sale of Ipsen’s Iqirvo® (elafibranor) in the U.S. for the treatment of PBC, as part of our long-term strategic partnership with Ipsen (the “Ipsen agreement”) signed in December 2021.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

As announced on January 30, 2025, Genfit has signed a royalty financing deal providing up to €185 million non-dilutive capital, enabling us to fund our operating expenses and capital expenditure requirements beyond the end of 2027. This is based on current assumptions and programs and does not include exceptional events. This estimation assumes i) our expectation to receive significant future milestone revenue in 2025, including the €26.55 million milestone pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market and Ipsen meeting its sales-based thresholds, ii) the closing of the royalty financing and the drawing down all instalments thereunder, and iii) the repurchase of the OCEANEs following such closing or their reimbursement at maturity in October 2025. Note that the closing of the royalty financing remains subject to the approval of the OCEANE bondholders at a bondholders general meeting convened for March 10, 2025, as announced on February 21, 2025, and the satisfaction of other customary closing conditions.

Revenues

Revenues for 2024 amounted to €67.0 million compared to €28.6 million for the same period in 2023.

Of the €67.0 million, €48.7 million was attributable to a milestone payment invoiced to Ipsen in June 2024 and €2.7 million was attributable to royalty revenue from U.S. sales of Iqirvo/elafibranor which commenced mid-June in application of the Ipsen Agreement signed in December 2021. €15.3 million in revenue was attributable to the partial recognition of deferred income of €40 million accounted for in accordance with IFRS 15, in application of the aforementioned licensing agreement. €0.1 million in revenue was generated from the services rendered under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 ELATIVE® clinical trial until the complete transfer of the responsibility of the trial to Ipsen. €0.2 million was attributable to other ancillary activities.

Of the €28.6 million revenues in 2023, €13.3 million was attributable to a milestone payment invoiced to Ipsen in December 2023 in accordance with the Ipsen Agreement signed in December 2021. This milestone payment was earned following the New Drug Application filing acceptance by the U.S. Food and Drug Administration and Marketing Authorization Application filing acceptance by the European Medicines Agency for accelerated approval of elafibranor. €8.7 million in revenue was attributable to the partial recognition of the €40.0 million deferred income as described above. €6.5 million in revenue was generated from the services rendered under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen as described above. €0.1 million was attributable to other ancillary activities.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

Upcoming Financial Communications

The Company will release its full-year 2024 financial results on April 24, 2025. The 2024 Universal Registration Document, the 2024 Annual Financial Report (included in the 2024 Universal Registration Document), and the Annual Report on Form 20-F will be published by the end of April 2025.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the Company’s cash runway, the potential and management’s expectations to receive royalties and near-term milestones under the Ipsen Agreement, the meeting of the milestones necessary to draw down on all instalments under the royalty financing and approval of the royalty financing by OCEANE holders. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024, the Half-Year Business and Financial Report dated September 19, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5